July 16, 2019

Shaochai Yang
Chief Financial Offier
ZK International Group Co., Ltd.
No.678 Dingxiang Road
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

       Re: ZK International Group Co., Ltd.
           Form 20-F For the Year Ended September 30, 2018
           Filed January 31, 2019
           File No. 001-38146

Dear Ms. Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction